

October 6, 2011

Via E-mail
Ms. Jennifer Ishiguro
Managing Counsel
Toyota Motor Credit Corporation
19001 South Western Avenue
Torrance, CA 90501

> **Re: Toyota Motor Credit Corporation**
> **Toyota Leasing, Inc.**
> **Toyota Lease Trust**
> **Amendment No. 1 to Registration Statement on Form S-3**
> **Filed September 22, 2011**
> **File No. 333-175744**

Dear Ms. Ishiguro:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Base Prospectus
The Leases, page 42

1. We note your response to comment 3 in our letter dated August 18, 2011 that the representations and warranties made by a dealer will not be incorporated into the underlying transaction agreements for the asset-backed securities. We also note that you state that the representations and warranties from the dealer "do not typically relate to the creditworthiness of the related lessees or the collectability of such leases." Please revise to disclose what types of representations and warranties may be given with respect to creditworthiness or collectability that would not also be included in the representations and warranties given by TMCC and include a risk factor discussion. Alternatively, delete the word "typically."

* * *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact me at 202-551-3313 with any other questions.

Sincerely,

/s/ Rolaine S. Bancroft

Rolaine S. Bancroft
Senior Special Counsel

cc: Reed D. Auerbach
        Bingham McCutchen LLP